Filed by Golden Arrow Merger Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company:

Golden Arrow Merger Corp.

(Commission File No. 001-40223)

Date: October 4, 2023

Forbes

Biomaterials Firm Bolt Threads, Formerly A Unicorn, Plans SPAC Deal At A $250 Million Valuation

Oct 4, 2023, 07:30 am EDT

CEO Dan Widmaier talks exclusively with Forbes about going public and the ups and downs of running a synthetic biology firm.

Bolt Threads, a maker of biomaterials including a key ingredient for skincare inspired by spider silk, plans to go public in a SPAC deal that values the one-time unicorn at $250 million.

“We wanted to zig when others zag,” cofounder and CEO Dan Widmaier told Forbes. “If the expectation is that things always go up, that’s ludicrous. Things go up, things go down. The real question is, are you building a product that matters to people over time.”

With the deal, Bolt Threads will merge with blank-check company Golden Arrow Merger Corp., whose CEO is investor Timothy Babich. Babich, a Goldman Sachs alum, founded London-based Fortelus Capital Management in 2009 with a focus on European special situations and subsequently set up his own investment firm, called Nexxus Holdings.

Widmaier, 42, will remain CEO of the new company, to be renamed Bolt Projects Holdings. Cofounder David Breslauer, who has a Ph.D. in bioengineering from UC Berkeley and UCSF, will stay chief technology officer. The deal, which gives Bolt Threads a pro-forma enterprise value of $346 million, is expected to close in the first quarter of 2024.

Widmaier said that Bolt Threads, which has raised $334 million as a private company from investors that include Founders Fund and Baillie Gifford, had begun looking for SPAC partners earlier this year to provide the capital it needed to grow. While SPACs have been out of favor and many synthetic biology companies have come on hard times, Widmaier has kept the faith in the powers of the technology to solve some of the world’s most difficult environmental problems.

“We have a big, bold, long-term vision with biomaterials,” he said. “It’s a big vision that’s going to require a lot of trips back to the well to make new products over time on this platform.”

Widmaier, Breslauer and Ethan Mirsky (who has since left the company) founded Bolt Threads in 2009 to crack the code on growing artificial spider silk, something that scientists around the world have been trying to do for decades. Spider silk is known for being extremely soft and strong, and it could make long-lasting, lightweight and sustainable clothes in an industry filled with textiles that harm the environment.

Widmaier studied spider silk during his Ph.D. program in chemistry and chemical biology at UCSF and once kept an office full of giant golden orb weaver spiders spinning webs in hula hoops. But making bio-based spider silk at scale proved difficult, and the Berkeley, California-based company refocused its operations on other biomaterials.

Today, Bolt’s main product is a key, biobased ingredient for skincare and cleansers that it calls b-silk and that was inspired by spider silk. For a time it produced its own line of skincare products under the brand Eighteen B, but it has since switched to a model of selling its ingredients to other brands. Its b-silk is now in brands like Vegamour that are sold at Sephora stores throughout the U.S. It holds a total of 34 patents for b-silk (of a total 49 throughout the company) and has another 131 pending. B-silk is designed to replace silicone elastomers, which are chemicals that don’t degrade over time and comprise a market that Bolt pegs at $4 billion.

Bolt also introduced a biomaterial known as Mylo that’s a “leather” made from mycelieum, the roots of a mushroom. Last year, the first Mylo products from yoga-clothes company Lululemon and fashion designer Stella McCartney hit the market. That product is currently on hold, however, as Bolt focuses on its b-silk.

“In my mind this is a pretty beautiful story,” Widmaier said. “You take something that has a massive problem with persistence and replace it with [something] biobased and biodegradable.”

Widmaier declined to disclose Bolt’s revenue until after it completes its regulatory filings with the Securities and Exchange Commission.

Deep tech is hard and synthetic biology is head-bangingly difficult as Bolt Threads and others in the space have learned. Ginkgo Bioworks, which has a vision of creating better tools for biology, has seen its stock crater since going public in a SPAC deal that briefly made all five founders billionaires in September 2021; the company’s market cap is now $3.7 billion. Amyris, the original biofuels company that moved into personal care, filed for Chapter 11 bankruptcy in August. And one-time highflier Zymergen imploded four months after its $3 billion IPO, and was subsequently acquired by Ginkgo.

With the deal, Bolt Threads will receive $46 million that it plans to use to gain distribution for b-silk and bring down the costs of its production. Eventually, Widmaier said, he hopes to add additional biomaterials in consumer products, including personal care, fashion, footwear and maybe home goods.

Widmaier has been saying for years that the effort is tough and still in its early stages. “It’s proven to be true,” he said. “But with real examples of real products, maybe we can say that it was worth going through.”

Additional Information and Where to Find It

In connection with the proposed business combination (the “proposed transaction”), Golden Arrow Merger Corp. (“Golden Arrow”) intends to file with the SEC a Registration Statement on Form S-4 (as amended, the “Registration Statement”), which will include a preliminary proxy statement/prospectus of Golden Arrow in connection with the proposed transaction and related matters. After the Registration Statement is declared effective, Golden Arrow will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. This communication does not contain any information that should be considered by Golden Arrow’s stockholders concerning the transaction and is not intended to constitute the basis of any voting or investment decision in respect of the transaction or the securities of Golden Arrow. Golden Arrow’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and definitive proxy statement/prospectus in connection with Golden Arrow’s solicitation of proxies for its stockholders’ meeting to be held to approve the proposed transaction and related matters because the proxy statement/prospectus will contain important information about Golden Arrow and Bolt Threads, Inc. (“Bolt Threads”) and the proposed transaction.

The definitive proxy statement/prospectus will be mailed to stockholders of Golden Arrow as of a record date to be established for voting on proposed transaction and related matters. Stockholders may obtain copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Golden Arrow, when available, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Golden Arrow Merger Corp., at https://www.goldenarrowspac.com or a written request to: Golden Arrow Merger Corp., 10 E. 53rd Street, 13th Floor, New York, NY 10022, Attention: Investor Relations.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction, neither is it intended to nor does it constitute an offer to sell or purchase, nor a solicitation of an offer to sell, buy or subscribe for any securities, nor is it a solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Participants in the Solicitation

Golden Arrow, Bolt Threads, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Golden Arrow’s stockholders in connection with the proposed transaction. Information about the directors and executive officers of Golden Arrow is set forth in Golden Arrow’s Annual Report on Form 10-K filed with the SEC on March 31, 2023. Additional information regarding the participants in the proxy solicitation and the interests of those persons may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. When available, you may obtain free copies of these documents as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Golden Arrow and Bolt Threads. All statements other than statements of historical facts contained in this communication, including statements regarding Bolt Threads’ or the combined company’s future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Forward-looking statements include, without limitation, Bolt Threads’ or Golden Arrow’s expectations concerning the outlook for their or the combined company’s business, productivity, plans, and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets, and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the combined company. Forward-looking statements also include statements regarding the expected benefits of the proposed transaction between Bolt Threads and Golden Arrow.

Forward-looking statements involve a number of risks, uncertainties, and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of definitive agreements with respect to the business combination; (ii) the outcome of any legal proceedings that may be instituted against Golden Arrow, Bolt Threads, the combined company, or others following the announcement of the business combination and any definitive agreements with respect thereto; (iii) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Golden Arrow; (iv) the inability of Bolt Threads to satisfy other conditions to closing; (v) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (vi) the ability to meet stock exchange listing standards following the consummation of the business combination; (vii) the risk that the business combination disrupts current plans and operations of Bolt Threads as a result of the announcement and consummation of the business combination; (viii) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees, and the costs related to the business combination; (ix) changes in applicable laws or regulations; (x) the possibility that Bolt Threads or the combined company may be adversely affected by other economic, business, regulatory, and/or competitive factors; (xi) Bolt Threads’ estimates of expenses and profitability; (xii) the evolution of the markets in which Bolt Threads competes; (xii) the ability of Bolt Threads to implement its strategic initiatives and continue to innovate its existing products; (xiii) the ability of Bolt Threads to defend its intellectual property; (xiv) the ability of Bolt Threads to satisfy regulatory requirements; (xv) the risk that the combined company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xvi) the risk that the combined company experiences difficulties in managing its growth and expanding operations; (xvii) actual or potential conflicts of interest of Golden Arrow’s management with its public stockholders; (xviii) the risk that the Business Combination may not be completed by Golden Arrow’s initial business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Golden Arrow; and (xix) other risks and uncertainties set forth in the documents filed or to be filed with the SEC by Golden Arrow.

Bolt Threads and Golden Arrow caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date they are made. Neither Bolt Threads nor Golden Arrow undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, except as otherwise required by law. In the event that any forward-looking statement is updated, no inference should be made that Bolt Threads or Golden Arrow will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the proposed transaction, in Golden Arrow’s public filings with the SEC or, upon and following the consummation of the proposed transaction, in Bolt Threads’ public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult.

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